Exhibit 99.1

Naked Brand Group Announces Final Results of Extraordinary General Meeting and Closing of Bendon Divestiture

Divestiture Transforms Naked into Asset-Light Business Positioned to Grow into an E-Commerce Leader in Intimate Apparel Market

SYDNEY, AUSTRALIA – April 30, 2021 — Naked Brand Group Limited (Nasdaq: NAKD) (“Naked” or the “Company”), has announced final vote tallies from its Extraordinary General Meeting of its shareholders held on Friday, April 23, 2021 at 10:00 am (Sydney time), at which Naked’s shareholders approved the Company’s divestiture of its Bendon brick-and-mortar operations.

The final tabulation of votes cast for and against the proposal, as well as the number of abstentions and broker non-votes with respect to the proposal, is as follows:

For	Against	Abstain	Broker Non-Vote
118,588,762	2,076,175	776,405	—

With shareholder support, the Company has signed the definitive agreement for the divestiture and simultaneously closed the transaction on Friday, April 30, 2021 (Sydney time).

Justin Davis-Rice, Naked’s Chief Executive Officer, stated: “Today’s final tally and closing of the Bendon divestiture represents a key milestone in Naked’s corporate history. It has been a very long journey with many challenges that our management team had to overcome from an operational and financing perspective. I strongly believe we did what was best for our shareholders and have now positioned Naked with the necessary capital to drive shareholder value in the coming months and years. We have a strong balance sheet, no debt and an asset-light operating model and we see a very favorable M&A environment in e-commerce businesses around the globe. We look forward to the next chapter in our journey and one we believe will be well worth the ride for our shareholders,” concluded Davis-Rice.

Divestiture

On January 21, 2021, Naked announced its plans to undertake a transformative restructure in which it would dispose of its unprofitable bricks-and-mortar operations in order to focus exclusively on the planned rapid acceleration of its e-commerce business. To that end, the Company signed a nonbinding and non-exclusive term sheet to divest itself of its subsidiary Bendon Limited (“Bendon”) to a group composed of existing management of the Company, including Justin Davis-Rice, the Executive Chairman and CEO of the Company, and Anna Johnson, the CEO of Bendon.

On April 30, 2021, final votes were tallied, the shareholder resolution was approved and Naked signed a conditional share sale agreement for the sale of all of the issued share capital in Bendon to JADR Holdings Pty Limited, as trustee for the JDR Family Trust No 2, and Matana Intimates Holdings Trustee Limited, as trustee for the Matana Intimates Holding Trust (together, the “Buyers”), which are associated with Mr. Davis-Rice and Ms. Johnson, respectively. Naked simultaneously consummated the transactions contemplated by the conditional share sale agreement.

The following is a summary of key terms of the divestiture:

a)	The Company sold all the issued share capital in Bendon to the Buyers for NZ$1.00, subject to adjustment as described below, on the terms and conditions outlined in the conditional share sale agreement. The divestiture has an economic close of January 31, 2021, notwithstanding that the transaction closed Friday, 30 April, 2021 (Sydney time).

b)	The sale price is subject to adjustment based on a target inventory amount and a true up adjustment for Net Cash/(Debt) and Working Capital. The inventory adjustment resulted in a payment by the Company to Bendon in the amount of NZ$4.8 million. The Net Cash/(Debt) and Working Capital adjustments are to be prepared within 30 business days after completion.

c)	If the Buyers or Mr. Davis-Rice and Ms. Johnson agree to sell the shares in Bendon or its business within three years following closing of the divestiture, the Company will be entitled to a percentage of the net proceeds of the sale, with such percentage being 75% in the first year, 50% in the second year, and 25% in the third year.

d)	The Company is entitled to a tiered percentage of net profits of Bendon and the entities controlled by Bendon for three years commencing on July 1, 2021, with such percentage being 30% in the first year, 20% in the second year, and 10% in the third year.

e)	The Company’s wholly owned subsidiary, FOH Online Corp., entered into a management services agreement with Bendon pursuant to which Bendon will provide various management services to FOH Online Corp.

f)	The Company, prior to completion, forgave NZ$40.4 million in inter-company debt owing by Bendon group entities to the Company.

g)	The Company provided Bendon with a loan for up to NZ$7.0 million for a fixed term of five years. Interest will be charged at fixed rate of 5%, unless and until Bendon obtains third party senior debt, after which interest will be at a rate of 50 basis points higher than the senior debt. The loan can be repaid early but cannot be redrawn.

h)	The Company paid Ms. Johnson’s accrued remuneration and incentive entitlements up to January 31, 2021.

i)	The Company entered into a consultant agreement with an entity controlled by Mr. Davis-Rice, pursuant to which the entity will make Mr. Davis-Rice available to serve as Chief Executive Officer and Chairman of the Company, in exchange for fees of US$500,000 per year.

j)	The Company has agreed to pay up to NZ$0.3 million of Bendon’s transaction costs.

The conditional share sale agreement is otherwise on terms that are customary for a management buy-out agreement of this nature including the provision by the Buyers of ‘reverse warranties’ in favor of the Company.

Effects of Divestiture on the Company

As a result of the completion of the divestiture, the Company is now free to focus its development efforts on the Frederick’s of Hollywood online business, as well as strategic acquisitions in the e-commerce space that not only complement the Frederick’s of Hollywood online business, but provide the opportunity to generate cross business operational synergies. Naked has recently raised capital that the board believes is better deployed in complimentary growth businesses in the high margin e-commerce sector. This could also involve investment in technologies that strengthen the Company’s offering and customer experience, that could include but not be limited to the e-commerce platform, body scanning and artificial intelligence. As a result of the divestiture, the Company will be free to invest its capital in developing value rather than funding Bendon losses, or funding expensive capital raises to keep the core Bendon business operating.

For more information on the divestiture, please click here.

About Naked Brand Group Limited:

Naked Brand Group Limited (NASDAQ: NAKD) is a leading e-commerce business in intimate apparel. The company is the exclusive seller and marketer of renowned intimate apparel brand Fredericks of Hollywood via its online store www.fredericks.com. For more information about the company, please visit www.nakedbrands.com.

Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as ‘‘may,’’ ‘‘believe,’’ ‘‘anticipate,’’ ‘‘could,’’ ‘‘should,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘will,’’ ‘‘aim(s),’’ ‘‘ can,’’ ‘‘would,’’ ‘‘expect(s),’’ ‘‘estimate(s),’’ ‘‘project(s),’’ ‘‘forecast(s)’’, ‘‘ positioned,’’ ‘‘approximately,’’ ‘‘potential,’’ ‘‘goal,’’ ‘‘pro forma,’’ ‘‘strategy,’’ ‘‘outlook’’ and similar expressions. Examples of forward-looking statements include, among other things, statements regarding the divestiture of Naked’s brick-and-mortar operations, the deployment of capital, future acquisitions, continued trading in our securities on Nasdaq, future financial performance, future cost savings, future growth in our business, trends in our industry, product innovation, operational expansion and restructuring initiatives. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: the risk that the Bendon divestiture, our restructuring initiative and our focus on direct-to-consumer and e-commerce channels does not achieve the expected benefits; the impact of COVID-19; our ability to maintain sufficient inventory; the risk that we do not regain, and thereafter maintain, compliance with Nasdaq’s continued listing standards; our ability to identify and consummate acquisitions of accretive businesses, and realize the expected benefits of such transactions; our ability to develop, commercialize and obtain market acceptance of our current technology and any technology we develop or acquire in the future; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares is not maintained; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under ‘‘Risk Factors’’ in our Annual Report on Form 20-F for the fiscal year ended January 31, 2020 and in our other filings with the Securities and Exchange Commission. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Chris Tyson

MZ North America

chris.tyson@mzgroup.us

949-491-8235